Exhibit 99.14
Rio Tinto plc 5 Aldermanbury Square London EC2V 7HR
T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Press release
2008 iron ore price negotiations
18 February 2008
Statement from Sam Walsh, Chief Executive of Rio Tinto Iron Ore:
“Rio Tinto is currently in negotiations with customers to establish the prices it will receive for iron ore for the 2008 year. These discussions are continuing.
“Rio Tinto notes the announced settlements between Vale and POSCO and Nippon Steel Corporation for Carajas fine ore and Itabira fine ore.
“The Group is seeking further customer clarification about the settlements, and in particular the settlement for Carajas ore, which is the relevant reference ore for Rio Tinto products.
“In any event Rio Tinto will continue to negotiate to obtain a freight premium, to reflect its proximity to Asia and its major customers.”
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes forward-looking statements. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Continues Page 2 of 3
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

Rio Tinto

Continues Page 3 of 3

For further information, please contact:

Media Relations, London
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Nick Cobban
Office: +44 (0) 20 7781 1138
Mobile: +44 (0) 7920 041 003

Media Relations, US
Nancy Ives
Mobile: +1 619 540 3751

Media Relations, Australia
Gervase Greene
Office: +61 (0) 8 9327 2975
Mobile: +61 (0) 408 098572

Ian Head
Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Investor Relations, London
Nigel Jones
Office: +44 (0) 20 7781 2049
Mobile: +44 (0) 7917 227 365

David Ovington
Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 010 978

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Investor Relations, Australia
Dave Skinner
Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309

Simon Ellinor
Office:+ 61 (0) 7 3867 1068
Mobile: +61 (0) 439 102 811

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk